UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.   )*

HELIUS MEDICAL TECHNOLOGIES, INC.
(Name of Issuer)

Class A Common Stock, no par value
(Title of Class of Securities)

42328V
(CUSIP Number)

December 31, 2015
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ] Rule 13d-1(b)
[   ] Rule 13d-1(c)
[X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 42328V

1.	Names of Reporting Persons
MPJ Healthcare, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization
Wisconsin
Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power
16,035,026

		6.	Shared Voting Power
0

		7.	Sole Dispositive Power
8,819,264 (see Item 4(a))

		8.	Shared Dispositive Power
0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person
16,035,026 (see Item 4(a))

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) xxxx xxxx[ ]

11.	Percent of Class Represented by Amount in Row (9)
22.2% (see Item 4(b))

12.	Type of Reporting Person (See Instructions)
OO

Item 1.

(a)	Name of Issuer:
Helius Medical Technologies, Inc.

(b)	Address of Issuer’s Principal Executive Offices: Suite 400, 41 University Drive Newtown, Pennsylvania, 18940

Item 2.

(a)	Name of Person Filing: MPJ Healthcare, LLC

(b)	Address of Principal Business Office or, if none, Residence: 208 Palmer Aly Newtown, PA 18940

(c)	Citizenship: Delaware

(d)	Title of Class of Securities:
Class A Common Stock, no par value

(e)	CUSIP Number: 42328V

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]	A non-U.S. institution in accordance with §240.13d-1(b)(ii)(J);
(k)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

     If filing as a non-U.S. institution in accordance with §240.13d -1(b)(1)(ii)(J), please specify the type of xxxx institution:

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

As of December 31, 2015, MPJ Healthcare, LLC (“MPJ”) held in the aggregate 16,035,026 shares of Class A Common Stock (“Common Stock”) of Helius Medical Technologies, Inc. (the “Issuer”). This amount includes 7,215,762 shares held in escrow. Pursuant to the terms of the escrow agreement, the shares of Common Stock are scheduled to be released from escrow over a period of three years. Ten percent of the shares were released on June 23, 2014, with the remaining shares of Common Stock being released in equal tranches of 15% every six months thereafter. The holder has only voting power and no investment power with respect to the escrowed shares.

Investment and voting decisions for the shares held by MPJ Healthcare, LLC are made by a board of three members (the “Board”), each holding one vote. The three board members are Philippe Deschamps, Jonathan Sackier and Montel Williams. Each member of the Board expressly disclaims beneficial ownership of the shares of Common Stock held by MPJ.

(b)	Percent of class:

The information contained on the cover pages to this Schedule 13G is incorporated herein by reference. The percentage amount is based on an aggregate of 72,193,209 shares of common stock outstanding as January 8, 2016 as reported on the Issuer’s Form 10-Q/A filed with the Securities and Exchange Commission on January 11, 2016.

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote

The information contained on the cover page to this Schedule 13G is incorporated herein by reference.

	(ii)	Shared power to vote or to direct the vote

The information contained on the cover page to this Schedule 13G is incorporated herein by reference.

	(iii)	Sole power to dispose or to direct the disposition of

The information contained on the cover page to this Schedule 13G is incorporated herein by reference.

	(iv)	Shared power to dispose or to direct the disposition of

The information contained on the cover page to this Schedule 13G is incorporated herein by reference.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following[ ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable

Item 8.	Identification and Classification of Members of the Group

Not applicable

Item 9.	Notice of Dissolution of Group

Not applicable

Item 10.	Certification

Not applicable

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 16, 2016

MPJ Healthcare, LLC

/s/	Philippe Deschamps
By:	Philippe Deschamps
Its:	Chief Operating Officer